SECU 08032513 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 34099

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PATRICK FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 High Street, Suite 510
(No. and Street)

Hamilton (City) Ohio (State) 45011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick W. Hogan (513) 863-4570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

2525 N. Limestone Street, Suite 103 (Address) Springfield (City) Ohio (State) 45503 (Zip Code)

PROCESSED
SEP 16 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 27 2008
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick Hogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patrick Financial Corporation, as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CONNIE R. KELTNER
Notary Public, State of Ohio
My Commission Expires April 4, 2011

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATRICK FINANCIAL CORPORATION

Financial Statements

June 30, 2008

with

Independent Auditors' Report

PATRICK FINANCIAL CORPORATION

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Patrick Financial Corporation
Hamilton, Ohio

We have audited the accompanying statement of financial condition of Patrick Financial Corporation (the Company) as of June 30, 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
August 18, 2008

PATRICK FINANCIAL CORPORATION

Statement of Financial Condition

June 30, 2008

Assets		
Current assets:		
Cash and cash equivalents	$	20,914
Investment securities at fair value		18,240
Commission receivable		46,466
Total current assets		85,620
Property, plant and equipment:		
Computer equipment		20,809
Less: accumulated depreciation		(20,809)
Net property, plant and equipment		-
Non-current assets:		
Certificate of deposit		206,435
Total assets	$	292,055
Liabilities and Stockholder's Equity		
Current liabilities:		
Commission payable	$	36,200
Accrued liabilities		1,714
Total current liabilities		37,914
Stockholder's equity:		
Common stock, no par value; 750 shares authorized, 52 shares issued and outstanding		500
Additional paid-in capital		39,500
Less: Treasury stock, 37 shares, no par common stock		(30,000)
Retained earnings		244,141
Total stockholder's equity		254,141
Total liabilities and stockholder's equity	$	292,055

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION

Statement of Operations

For the Year Ended June 30, 2008

Revenues:		
Commissions earned	$	700,399
Other income		35,000
Interest and dividends		12,772
Total revenue		748,171
Expenses:		
Commissions paid		464,858
Officer's salaries		160,000
Retirement benefits		40,000
Medical reimbursement plan		18,231
Office supplies		9,334
Payroll taxes		8,965
Rent		8,844
Professional fees		8,759
Travel and entertainment		8,372
Communications		5,031
License and registration		3,285
Insurance		710
Advertising		350
Dues and subscriptions		344
Contributions		50
Total expenses		737,133
Net income		11,038
Other comprehensive loss		
Unrealized loss on available for sale securities		(1,153)
Comprehensive income	$	9,885

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2008

		Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balances at , July 1, 2007	$	500	39,500	(30,000)	234,256	244,256
Unrealized loss on available for sale securities		-	-	-	(1,153)	(1,153)
Net income		-	-	-	11,038	11,038
Balances at , June 30, 2008	$	500	39,500	(30,000)	244,141	254,141

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION

Statement of Cash Flows

For the Year Ended June 30, 2008

Cash flows from operating activities:		
Comprehensive income	$	9,885
Adjustments to reconcile net income to net cash provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Commission receivable		(5,423)
Accounts payable		(55,949)
Accrued and withheld liabilities		(220)
Net cash used in operating activities		(51,707)
Cash flows used by investing activities:		
Proceeds from sale of investments		275
Investment purchases		(18,515)
Certificate of deposit purchased and interest retained in account		(10,016)
Net cash used by investing activities		(28,256)
Derease in cash and cash eqivalents		(79,963)
Cash and cash eqivalents, beginning of year		100,877
Cash and cash eqivalents, end of year	$	20,914
Supplemental disclosures:		
Cash paid for:		
Interest	$	-
Taxes	$	-

See accompanying notes to the financial statements.

1. Summary of Significant Accounting Policies:

The following accounting principles and practices of Patrick Financial Corporation (Company) are set forth to facilitate the understanding of data presented in the financial statements:

Description of business

Patrick Financial Corporation is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is located in Hamilton, Ohio.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers amounts on hand and in demand deposits with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents in bank and investment company deposit accounts which, at times, exceed federally insured limits. The Organization has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Securities

The Company's investment securities are classified as "available-for-sale". Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Certificate of Deposit

The Company purchased a 120-month certificate of deposit on August 3, 2004, which has a maturity date of August 3, 2014. The certificate of deposit is carried at cost which approximates fair market value as a non-current asset.

Customer Accounts

Customer accounts are carried by correspondent brokers on a fully disclosed basis.

Commission Receivable

Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

Use of estimates

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation

Property and equipment are recorded at cost. Depreciation is provided on straight-line method using estimated useful lives of five to seven years.

Income taxes:

Amounts provided for federal and state income taxes are based on earnings reported for financial statement purposes, adjusted for temporary and permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

2. Lease Commitment:

The Company leases its office space on a month to month basis from an unrelated party. Rent expense for the year ended June 30, 2008 was $8,844.

3. Retirement Plan:

The Company has a simplified employee pension (SEP) plan under the regulations of the Internal Revenue Code to cover all eligible employees. Contributions to the plan are discretionary and amounted to $40,000 for the year ended June 30, 2008.

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2008, the Company had net capital of $238,968, which was $188,968 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.16 to 1.

4. Fair Value of Investments:

The Company purchased investments in the current year that are required to be reported at their fair value. The fair value of these assets at year end equaled $18,240 and was calculated using Level 1 inputs from the Fair Value Hierarchy. Level 1 inputs pertain to investments that have derive their fair value measurements from active markets. The investments were originally purchased for $18,515 during the year and had an unrealized loss of $1,153 associated with them.

5. Subsequent Events:

The Company is currently in negotiations with Saxony World Markets, LLC to sell it's broker and dealer license in securities to Saxony Securities, Inc., an affiliate of the buyer. Upon approval by FINRA, Patrick Financial will operate brokerage services as a branch office for the buyer.

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Patrick Financial Corporation
Hamilton, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Patrick Financial Corporation (the Company), for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on August 18, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
August 18, 2008

SUPPLEMENTARY INFORMATION

PATRICK FINANCIAL CORPORATION

Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2008

Net Capital:		
Total stockholder's equity	$	254,141
Deductions for non-allowable assets:		
Unallowable receivables		(6,970)
Certificate of Deposit early withdrawal penalty		(5,161)
Net capital before haircuts on securities positions		242,010
Haircuts on securities		
Mutul funds (15%)		(2,736)
Money market (2%)		(306)
Net Capital	$	238,968
Aggregate Indebtedness:		
Accounts payable	$	36,200
Accrued liabilities		1,714
Total aggregate indebtedness	$	37,914
Computation of Basic Net Capital Requirement:		
6 2/3% aggregate indebtedness as shown above, pursuant to Rule 15c3-1 as of June 30, 1999, subject to minimum requirement of $50,000	$	50,000
Total requirement	$	50,000
Excess Net Capital		188,968
Ratio: Aggregate indebtedness to net capital		0.16 to 1.0
Reconciliation with Company's Computation: (Included in part IIA of Form X-17A-5 as of June 30, 2008)		
Net capital per unaudited FOCUS report	$	237,433
Net audit adjustments		1,535
Net capital per audited computation above	$	238,968

END